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Exhibit 2.2

ASSET PURCHASE AGREEMENT

        This ASSET PURCHASE AGREEMENT (the "Agreement") is dated as of this 5th day of January, 2004, by and between VCS, Inc., a Delaware corporation ("Buyer") and MRS Partners LLC, a California limited liability company ("Seller").

        WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of Seller's right, title and interest in certain assets of Seller as hereinafter set forth, on the terms and conditions of this Agreement; and

        WHEREAS, in consideration for the purchase of such assets, Buyer desires to pay Seller, and Seller desires to receive from Buyer, the consideration set forth in Section 2 below.

        NOW THEREFORE, in consideration of the premises and the mutual covenants contained herein, the parties hereto agree as follows:

        1.    Asset Purchase.    Subject to the terms and conditions set forth in this Agreement, Seller hereby sells, transfers, conveys and assigns to Buyer, and Buyer hereby purchases, acquires and accepts from Seller, all right, title and interest of Seller in and to any and all of the assets of Seller listed on Schedule 1A hereto (collectively, the "Purchased Assets"), in each case free and clear of all liens, charges, security interests and other encumbrances whatsoever, including without limitation:

          1.1.  All licenses or other contracts whereby Seller has acquired from another any right to use or other rights or interest in any software, technology, or other tangible or intangible assets (the "Inbound License Agreements") necessary for the operation of the Purchased Assets;

          1.2.  All rights of Seller, whether now existing or hereafter arising, against manufacturers, vendors or subcontractors with respect to any of the tangible assets transferred hereunder, including, without limitation, all product warranties thereon.

        2.    Assumed Liabilities.    Buyer assumes no obligations or liabilities of Seller in connection with this transaction. Without limiting the generality of the foregoing, Seller shall be solely responsible for payment of all amounts at any time owing by Seller, both before and after the Closing, whether accrued or contingent, known or unknown, including, without limitation, liabilities arising out of the provision by Seller of goods or services provided prior to the Closing, obligations for accrued salaries, wages, bonuses, benefits, severance or other payments that may be due to employees of Seller and obligations for any of Seller's taxes or notes or accounts payable.

        3.    Purchase Price.    In consideration for the Purchased Assets, at the Closing (as defined in Section 8 below) Buyer shall pay to Seller US $2 million less any costs, fees or expenses previously paid by Buyer under Section 5 hereof (the "Purchase Price") by wire transfer in immediately available funds to Seller at the Closing.

        4.    Buyer User Rights.    From the date of this Agreement and prior to the Closing (as defined in Section 8 below) Buyer shall have the right to use the Purchased Assets in the conduction of its business (the "Buyer User Rights"). Seller shall charge Buyer an accrued fee for the Buyer User Rights equal to the greater of US$20,000 per month or US$10,000 per DS-3 used by Buyer each month (the "Monthly User Fees"). All Monthly User Fees shall accrue and shall not be due and payable until Seller requests payment of the Monthly User Fees on or after the Closing Date pursuant to Section 4.2 below. To guarantee Buyer's payment of the Monthly User Fees, Buyer shall obtain a letter of credit in customary form in the amount of US$150,000 (the "Letter of Credit").

          4.1.    Waiver of Monthly User Fees.    If the transactions contemplated by this Agreement are consummated by the Closing Date, all Monthly User Fees shall be waived by Seller upon Buyer's payment of the Purchase Price.

          4.2.    Request for Payment of Monthly User Fees.    If the transactions contemplated by this Agreement are not consummated by the Closing Date, on or at any time after the Closing Date, Seller may request payment of all accrued Monthly User Fees. If Buyer does not pay all accrued Monthly User Fees within 30 days of such request Seller may draw upon the Letter of Credit in an amount equal to such accrued Monthly User Fees as more fully described in the Letter of Credit.

        5.    Pre-Closing Costs.    In the event that it becomes necessary to incur any fees, costs and expenses to re-certify or re-license the Sonus switch to Buyer prior to Closing, Buyer will pay these fees, costs and expenses during such pre-closing period. However, at the Closing, all such costs will be deducted from the Purchase Price.

        6.    Co-Location Costs.    In the event Buyer decides to relocate the Sonus switch to a more suitable location in Los Angeles during the period prior to Closing, Buyer will pay all reasonable costs and expenses in connection therewith.

        7.    Lucent Excel Switch.    Buyer hereby acknowledges that one or more third parties may have claims to the Lucent Excel switch and associated Oryx software which are included with the Purchased Assets. In the event that any such claim is assessed, (i) Seller shall indemnify Buyer for all costs, fees and expenses (consistent with Section 12 hereof) incurred by Buyer in connection therewith and (ii) Buyer shall surrender such Lucent Excel switch and associated Oryx software in exchange for a complete release by the parties.

        8.    Closing.

          8.1.    Time and Place of Closing.    The closing of the purchase and sale of the Purchased Assets (the "Closing") will take place at 9:00 a.m. on the earlier of (a) June 30, 2004 or (b) the date that is 14 days after the closing of an equity financing of the Company in which the net cash proceeds to the Company are at least US$3 million, at the offices of Foley Hoag LLP in Boston, Massachusetts or such other date and place as the parties may agree. The date the Closing occurs shall be the "Closing Date."

          8.2.    Conditions of Buyer's Obligations.    Buyer's obligations to consummate the transactions contemplated by this Agreement are subject to the fulfillment by Seller at or prior to the Closing of the following conditions:

            (a)    Representations, Warranties and Covenants.    The representations and warranties of Seller contained in this Agreement shall be true in all material respects on and as of the Closing. Seller shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing;

            (b)    Instruments of Transfer.    Seller shall have delivered to Buyer appropriate instruments of transfer, conveyance, sale and assignment in respect of the Purchased Assets, consisting of bills of sale, assignments, and such other good and sufficient instruments of conveyance and transfer (including, without limitation, any consents thereto by third parties necessary to make the same valid and effective), in such form and containing such terms and provisions as Buyer may request, as shall be necessary to vest in Buyer all right, title and interest in and to the Purchased Assets free and clear of any and all liens, charges, security interests and other encumbrances whatsoever;

            (c)    Third Party Consents.    All consents, approvals or waivers of third parties that may be required in connection with the transfer of the Purchased Assets to Buyer and the assignment of the Inbound License Agreements to Buyer shall have been obtained;

            (d)    Books and Records.    Seller shall have delivered to Buyer all books, papers, ledgers, documents and records relating to or constituting part of the Purchased Assets;

            (e)    Employment Agreements.    Mark Scully, Edward DeMent and Eric Pomeroy shall have entered into employment agreements with Buyer in substantially the form attached as Exhibit 8.2(e) hereto;

            (f)    Governmental Permits and Approvals.    All permits and approvals from any governmental agency required for the lawful consummation of the transactions contemplated by this Agreement shall have been obtained;

            (g)    Authorization.    All corporate action of Seller necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby shall have been duly and validly taken;

            (h)    Litigation.    No action, suit or proceeding shall be pending or threatened before or by any court or governmental agency which would restrain, modify or prevent the carrying out of the transactions contemplated hereby or seek damages or a discovery order in connection with such transactions;

            (i)    Legal Existence and Good Standing.    Seller shall have delivered to Buyer a recently dated good standing certificate of Seller issued by the Secretary of State for the State of California, and recently dated certificates of Seller's qualification to do business issued by the Secretary of State of each of the states listed on Schedule 9.1; and

            (j)    Approval of Counsel for Buyer.    All actions and proceedings hereunder and all documents required to be delivered by Seller hereunder or in connection with the consummation of the transactions contemplated hereby, and all other related matters, shall be subject to the reasonable approval of counsel for Buyer as to form and substance.

          8.3.    Conditions of Seller's Obligations.    Seller's obligations to consummate the transactions contemplated by this Agreement are subject to the fulfillment by Buyer at or prior to the Closing of the following:

            (a)    Representations, Warranties and Covenants.    The representations and warranties of Buyer contained in this Agreement shall be true in all material respects on and as of the Closing. Buyer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing;

            (b)    Authorization.    All corporate actions of Buyer necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby shall have been duly and validly taken;

            (c)    Litigation.    No action, suit or proceeding shall be pending or threatened before or by any court or governmental agency which would restrain, modify or prevent the carrying out of the transactions contemplated hereby or seek damages or a discovery order in connection with such transactions; and

            (d)    Approval of Counsel for Seller.    All actions and proceedings hereunder and all documents required to be delivered by Buyer hereunder or in connection with the consummation of the transactions contemplated hereby, and all other related matters, shall be subject to the reasonable approval of counsel for Seller as to form and substance.

9.
Seller's Representations and Warranties. Seller hereby represents and warrants to Buyer that:

          9.1.    Formation; Good Standing; Members.    Seller is a limited liability company duly formed, validly existing, and in good standing under the laws of the State of California.

          9.2.    Subsidiaries.    Seller does not have any subsidiaries and does not own, either directly or indirectly, any capital stock or other equity ownership or proprietary interest in any other corporation, partnership, association, trust, joint venture or other entity.

          9.3.    Authorization.    Seller has the full legal right, power and authority to enter into and perform the transactions contemplated by this Agreement, without need for any approval, license, or notice to any other person or entity. The execution, delivery and performance of this Agreement and the documents contemplated hereby by Seller and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action of Seller. This Agreement and the agreements and other documents contemplated hereby evidence the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms.

          9.4.    No Default or Violation.    The execution, delivery and performance of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby do not and will not: (a) conflict with Seller's Limited Liability Company Agreement, (b) violate any law, regulation, order, judgment or decree, or (c) result in a default or acceleration of any obligation under, or give rise to any obligation under, any agreement or instrument. Except as set forth on Schedule 9.4, no waiver, consent, approval or authorization of any person is required to be made or obtained by Seller in connection with the execution, delivery and performance of this Agreement, the consummation of the transactions contemplated hereby and the assignment by Seller to Buyer of the Purchased Assets.

          9.5.    Title to Properties; Absence of Liens and Encumbrances.    Seller has the full right to sell, transfer, and assign all of the Purchased Assets to Buyer, and has good title thereto, free and clear of all claims, liens, charges, security interests and other encumbrances whatsoever. Following the Closing, Buyer will be the lawful owner of, and have good title to, the Purchased Assets, free and clear of all claims, liens, charges, security interests and other encumbrances whatsoever. The Purchased Assets include all of the assets and properties necessary for the exploitation of the Product and for the operation of Seller's business substantially as Seller has conducted such business in the past. None of the Purchased Assets is in the possession, custody or control of any person or entity other than Seller.

          9.6.    Litigation.    There are no actions, suits, proceedings or investigations pending or, to the knowledge of Seller, threatened against Seller or any of its properties, at law or in equity, before any court or governmental agency, and Seller does not know of any circumstances that would give rise to any such action, suit, proceeding or investigation. To the best knowledge and belief of Seller, neither Seller nor any of its properties is subject to any order, writ, injunction, decree or judgment of any court or governmental agency.

          9.7.    Taxes.    Seller (a) has duly and timely filed all Federal, state and other tax returns and reports required to be filed by the laws of any jurisdiction to which it or any of its assets is or has been subject, (b) has paid in full to the proper governmental agencies all Federal, state and other taxes (including, without limitation, all sales, use, withholding and payroll taxes), interest, assessments, fees, and other governmental charges due or claimed to be due on account of its assets, properties, income or operations, and (c) has withheld, collected and paid to the proper governmental agencies all amounts that it has been required by law to withhold or collect.

          9.8.    Legal Compliance.    Seller has obtained all governmental or other consents, licenses, permits or approvals (Federal, state, foreign or local) required for the lawful conduct of its business and the ownership of Seller's assets and properties, including the Purchased Assets, and all such consents, licenses, permits and approvals are in full force and effect.

          9.9.    Condition.    All material machinery, equipment and other tangible assets included in the Purchased Assets are in good operating condition and repair, ordinary wear and tear excepted.

          9.10.    Suppliers.    Schedule 9.10 contains a true and complete list of all vendors or other suppliers from or through whom Seller has purchased goods (for sale or lease) or services related to the Purchased Assets during the period from January 1, 2003 to the present and summarizes all contractual arrangements for continued supply from each such firm. Except as set forth on Schedule 9.10, Seller has no currently existing open purchase orders or contracts with vendors or other suppliers of materials or services related to the Purchased Assets.

          9.11.    Patents, Trademarks and Other Intangible Personal Property.

            (a)   Seller owns, or otherwise possesses legally enforceable rights to use as described on Schedule 9.11 hereto, all patents, trademarks, trade names, service marks, service names, copyrights, and any applications therefor, domain names, maskworks, net lists, schematics, technology, know-how, trade secrets, algorithms, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material (excluding Commercial Software, as hereinafter defined) that arise out of or relate to the Purchased Assets (the "Seller Proprietary Rights"), free and clear of any and all liens, charges, security interests and other encumbrances whatsoever. Except as set forth on Schedule 9.11 hereto, all of Seller's rights in and to the Seller Proprietary Rights, including (if applicable) the right to create derivative works, are freely assignable in its own name and Seller is under no obligation to obtain any approval or consent for use of any of the Seller Proprietary Rights. All of the Seller Proprietary Rights are contained in the Purchased Assets and constitute the proprietary rights necessary for the current and future use of the Purchased Assets. "Commercial Software" means packaged commercial software programs generally available to the public through retail dealers in computer software or directly from the manufacturer which have been licensed to Seller pursuant to end-user licenses and which are used in Seller's business. A list of all Commercial Software is set forth on Schedule 9.11 hereto.

            (b)   Set forth on Schedule 9.11 is a complete list of all patents, trademarks, trade names, service marks, registered copyrights, and any applications therefor, domain names, computer software programs or applications (excluding Commercial Software) included in the Seller Proprietary Rights, specifying, where applicable, the jurisdictions in which each such Seller Proprietary Right has been issued or registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers and the names of all registered owners. Seller is not obligated to pay any royalties or other compensation to any third party in respect of its ownership, use or license of any of the Seller Proprietary Rights. Seller is not infringing upon or otherwise acting adversely to the right or claimed right of any person under or with respect to any of the Seller Proprietary Rights.

            (c)   All of the Seller Proprietary Rights set forth on Schedule 9.11 as having been issued by, registered with or filed with the United States Patent and Trademark Office or United States Copyright Office or the corresponding offices of other countries listed on Schedule 9.11, have been so duly registered, filed in or issued, as the case may be, and have been properly maintained and renewed in accordance with all applicable provisions of law and administrative regulations in the United States and each such other country.

            (d)   All documentation, specifications and other technical data necessary or useful for the use of the Purchased Assets are in tangible form and will be delivered to Buyer at the Closing as part of the Purchased Assets.

          9.12.    Brokers.    Seller has not paid or become obligated to pay any fee or commission to any broker, finder, financial advisor or intermediary in connection with the transactions contemplated by this Agreement.

          9.13.    Inbound License Agreements.    Seller is current on all of its obligations arising under the Inbound License Agreements and there is no amount due under the Inbound License Agreements for goods and services provided to Seller prior to the Closing. Schedule 9.13 is a complete list of each Inbound License Agreement.

        The Inbound License Agreements listed on Schedule 9.13 are legal, valid, binding, enforceable and in full force and effect in all respects and will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following consummation of the transactions contemplated hereby. Seller is in compliance in all material respects with the provisions of each of the Inbound License Agreements and, no event has occurred that, with or without notice or the lapse of time, would entitle any other party thereto to cancel, modify, terminate or rescind any of the Inbound License Agreements. Except as set forth on Schedule 9.13, the Inbound License Agreements are assignable to Buyer without the consent of the other party or parties thereto.

          9.14.    Acknowledgement.    Seller herby acknowledges that Buyer is a development stage company and that Buyer's ability to consummate the transactions contemplated hereby is dependent on raising additional funds.

10.
Buyer's Representations and Warranties. Buyer hereby represents and warrants to Seller that:

          10.1.    Due Organization.    Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

          10.2.    Subsidiaries.    Except as set forth on Schedule 10.2, Buyer does not have any subsidiaries and does not own, either directly or indirectly, any capital stock or other equity ownership or proprietary interest in any other corporation, partnership, association, trust, joint venture or other entity.

          10.3.    Authority.    Buyer has the full legal right, power and authority to enter into and perform the transactions contemplated by this Agreement, without need for any consent, approval, authorization, license or order of, or notice to, any court, governmental agency or other person or entity. The execution, delivery and performance of this Agreement and the documents contemplated hereby, including the issuance of the Shares, by Buyer and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action of Buyer. This Agreement evidences the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

          10.4.    No Default or Violation.    The execution, delivery and performance of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby do not, and will not: (a) conflict with Buyer's Certificate of Incorporation or By-Laws, (b) violate any law, regulation, order, judgment or decree, or (c) violate any agreement or instrument of Buyer. No waiver, consent, approval or authorization of any person is required to be made or obtained by Buyer in connection with the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby.

          10.5.    Litigation.    There are no actions, suits, proceedings or investigations pending or, to the knowledge of Buyer, threatened against Buyer or any of its properties, at law or in equity, before any court or governmental agency, and Buyer does not know of any circumstances that would give rise to any such action, suit, proceeding or investigation. To the best knowledge and belief of Buyer, neither Buyer nor any of its properties is subject to any order, writ, injunction, decree or judgment of any court or governmental agency.

11.
Certain Obligations of the Parties. The parties covenant and agree as follows:

          11.1.    Covenant of Further Assurances.    Seller shall, at any time and from time to time after the Closing, at its expense, execute, acknowledge, seal and deliver all such instruments and documents, and do all such further things, as Buyer may reasonably request: (a) to perfect and effect the transfer and delivery to Buyer of any and all of the Purchased Assets and (b) to transfer to or otherwise obtain for Buyer any consent, license, permit, registration or approval necessary or desirable to accomplish the purchase of the Purchased Assets.

          11.2.    Payment of Taxes.    Seller shall pay, promptly and when due, whether at the original time fixed therefor or pursuant to any extension of time to pay or any agreement with tax authorities, any and all taxes, fees and other charges that shall become due or shall have accrued on account of the operation and conduct of Seller's business on or before the Closing Date or on account of any of the transactions contemplated by this Agreement, provided, however, that Seller shall not be required to pay any such tax, fee or charge if it is contesting the validity or amount thereof through proper proceedings, in good faith and with reasonable diligence if such contest does not, and will not, have any adverse impact on Buyer.

          11.3.    Non-disclosure.    Seller shall keep confidential, and shall not disclose to any third party or use, any confidential or proprietary information or trade secret relating to the Purchased Assets, including, by way of example and without limitation, vendor lists, customer lists, source code, know-how and trade secrets, except to the extent such information is published by, or with the written consent of, Buyer or by a third party having no obligation of confidentiality to Buyer.

          11.4.    Public Announcements and Other Disclosures.    Buyer shall have sole control of the content and timing of any press release or other public disclosure of information concerning the purchase and sale of the Purchased Assets and the transactions contemplated hereby.

          11.5.    Exclusivity.    Seller hereby agrees to work exclusively with the Buyer towards the Closing. Neither Seller nor any director, officer or employee of Seller, shall: (i) directly or indirectly through any other party engage in any negotiations with or provide any information to any other person, firm or corporation with respect to an acquisition transaction involving Seller or the Purchased Assets; or (ii) directly or indirectly through any other party solicit any proposal relating to the acquisition of, or other major transaction involving, the Purchased Assets and will notify Buyer promptly of the receipt of any unsolicited offer therefor. In the event of any breach of the provisions of this Section 11.5 or any termination of this Agreement due to a material breach on the part of Seller or any director, officer or employee of Seller, unless an acquisition is consummated upon substantially the terms described herein.

          11.6.    Access.    Until the Closing Date, Seller shall provide Buyer and its representatives with full access to the facilities, properties, books and other business and financial records, reports and documents of Seller as the same relate to the Purchased Assets.

          11.7.    Conduct of Business.    Until the Closing Date (i) Seller shall continue to operate its business as it has in the past and will not engage in any transactions outside the ordinary course of business; and (ii) Seller shall not incur any additional indebtedness or dispose of any of the Purchased Assets.

          11.8    Insurance.    Buyer and Seller shall cooperate to obtain, and Buyer shall pay for, all costs associated with maintaining insurance on the Purchased Assets during the period commencing on the date hereof and terminating on the closing date. Such insurance shall contain such coverage and other terms and conditions as are customary and reasonably appropriate for equipment of this type.

        12.    Indemnification.    Seller hereby agrees to indemnify, defend and hold harmless Buyer (and its respective affiliates, officers, directors, employees, representatives and agents) from and against any and all claims, costs, losses, expenses, liabilities or other damages, including interest, penalties and reasonable attorneys' fees and disbursements (collectively "Damages") by reason of or otherwise arising out of a breach by Seller of a representation, warranty or covenant contained in this Agreement. Buyer hereby agrees to indemnify, defend and hold harmless Seller (and its respective affiliates, officers, directors, employees, representatives and agents) from and against any and all Damages by reason of or otherwise arising out of a breach by Buyer of a representation, warranty or covenant contained in this Agreement. The amounts for which Buyer or Seller may seek indemnification under this Section 12 shall extend to, and as used herein the term "Damages" shall include, reasonable attorneys' fees and disbursements, reasonable accountants' fees, costs of litigation and other expenses incurred by them (or their respective affiliates, officers, directors or employees) in the defense of any claim asserted against them (or their respective affiliates, officers, directors or employees) and any amounts paid in settlement or compromise of any claim asserted against them to the extent that the claim asserted is or would have been subject to the indemnification provisions hereof. Any dispute arising under this Section 12 shall be settled by arbitration to be conducted under the Commercial Arbitration Rules of the American Arbitration Association. Such arbitration shall take place in Boston, Massachusetts, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

13.
Miscellaneous.

          13.1.    Survival of Provisions.    The representations, warranties, covenants and agreements of the parties hereto (including without limitation Section 12 of this Agreement) shall survive the Closing for a period of three years, except that Sections 3 and 11 shall continue in full force and effect thereafter.

          13.2.    Successors and Assigns.    This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the legal representatives, agents, successors and assigns of the parties.

          13.3.    Expenses.    Each party will be responsible for its own costs and expenses, including consultant, financial advisor, broker, accountant and counsel fees and costs, incurred in connection with this Agreement and the closing of the transactions contemplated hereby, whether or not the transactions contemplated hereby shall be consummated.

          13.4.    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given if delivered by hand, sent by facsimile transmission with confirmation of receipt, sent via a reputable overnight courier service, or mailed by registered or certified mail (postage prepaid and return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice), and shall be deemed given on the date on which delivered by hand or otherwise on the date of receipt as confirmed:

To Buyer:
VCS, Inc. 40 Portman Square, 4th Floor London W1H 6LT Facsimile +44 (0) 20 7487 4001 Attention: Chief Executive Officer
With a copy to:
Foley Hoag LLP 155 Seaport Boulevard Boston, Massachusetts 02210 Facsimile: (617) 832-7000 Attention: Paul Bork, Esq.
To Seller:
MRS Partners LLC [address] Facsimile: Attention:

          13.5.    Entire Agreement.    This Agreement and the other documents referred to herein or delivered pursuant hereto embody the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.

          13.6.    Amendments.    This Agreement may not be altered, changed or amended except by an instrument in writing signed by the parties hereto.

          13.7.    Counterparts.    This Agreement may be executed in several counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same agreement.

          13.8.    Severability.    If any clause or provision of this Agreement is illegal, invalid or unenforceable under present or future laws, then and in that event, it is the intention of the parties hereto that the remainder of this Agreement shall not be affected thereby.

          13.9.    Governing Law.    This Agreement shall be governed, interpreted, and enforced in accordance with the laws of the State of Delaware, without regard to its principles of conflicts of laws.

          13.10.    Binding Effect; Assignability.    This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement is not intended to confer upon any person other than the parties hereto (and such parties' respective successors and assigns) any rights or remedies hereunder, except as otherwise expressly provided herein. Neither this Agreement nor any of the rights and obligations of the parties hereunder shall be assigned or delegated by any party without the written consent of the other party hereto, provided that no such consent will be required in the case of a merger, reorganization or similar event of Buyer.

        [SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Asset Purchase Agreement under seal on the date first above written.

VCS, INC.
/s/ RUPERT GALLIERS-PRATT By: Rupert Galliers-Pratt Its: Chairman, President and CEO
MRS PARTNERS LLC
/s/ STEVE ZISWASSER By: Steve Ziswasser Its: Partner

        [SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

SCHEDULE 1A

Equipment Inventory

Vendor	Description	Serial Number
Sonus Networks	GSX 9000 switch w/ Gbit, Compression & DS3 cards	0010002550
Sonus Networks	GSX 9000 switch w/ Gbit, Compression & DS3 cards	0010002551
Sun Netra 1405	PSX primary	022M28F1
Sun Netra 1405	PSX secondary	040M2DD9
Sun Netra 1405	NFS primary	040M2DDB
Sun Netra 1405	NFS secondary	040M2DD6
Sun Netra 1405	SGX primary	—
Sun Netra 1405	SGX secondary	—
Sun Netra 1405	EMS primary	012M3042
Sun Netra 1405	EMS secondary	025M2F74
Sun Stroage Array	A1000/D1000 storage	015H366D
Sun Storage Array	A1000/D1000 storage	A19H3B49
Sun	Switch	—
Sun	E-250	946H294E
Sun	E-250	946H294D
Sun	E-450	945H3960
Sun	E-450	945H3961
Lucent	Excel switch	—
Symmetricon	GPS clock	—
Oryx	Oryx Management	PCM000470
Oryx	Oryx Management	PCM000471
Oryx	Oryx Management	PCM000472
C&C Power	Power Distribution
C&C Power	Power Distribution
Carrier Access Corp	DS3 Access Muxes (3)	DMMAGF0D
Cisco	Mux-15454	FAA0434A84
Cisco	Mux-15454	—
Cisco	Router-2600	—
Xtreme Networks	Blue Diamond Router	002F-04953
Magnum	DS8000 Hub	9925208
Magnum	DS8000 Hub	5008323
Hewlett Packard	DS3 test set	801166
Various Vendors	Patch panels, power supplies, etc.	—

SCHEDULE 9.4

        NONE

SCHEDULE 9.10

        NONE

SCHEDULE 9.11

        NONE

SCHEDULE 9.13

Inbound License Agreements:

        Sonus Networks GSX9000™ Open Services Switch Software

QuickLinks

  Exhibit 2.2
ASSET PURCHASE AGREEMENT
SCHEDULE 1A Equipment Inventory
SCHEDULE 9.4
SCHEDULE 9.10
SCHEDULE 9.11
SCHEDULE 9.13